UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 001-34582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Northwest Bank 401(k) Plan
100 Liberty Street
Warren, Pennsylvania  16365

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Northwest Bancshares, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23                                        Consent of Independent Registered Public Accounting Firm.

Exhibit 99                                        Financial Statements as of and for the years ended December 31, 2016 and 2015 and Supplemental Schedule as of December 31, 2016 for the Northwest Bank 401(k) Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST BANK 401(k) PLAN

Date:	June 21, 2017	By:	/s/ Julia W. McTavish
Julia W. McTavish
Executive Vice President, Plan Administrator